INVESTMENT COMPANY BLANKET BOND

St. Paul Fire and Marine Insurance Company

St. Paul, Minnesota 55102-1396

(A Stock Insurance Company, herein called Underwriter)

DECLARATIONS BOND NO. 490PB2211

Item 1. Name of Insured (herein called Insured):

FIRST INVESTORS CORPORATION

Principal Address:

100 WALL STREET

4TH FLOOR

NEW YORK, NY 10005

Item 2. Bond Period from 12:01 a.m. on 01/15/09 to 12:01 a.m. on 01/15/10 the effective date of the termination or cancellation of the bond, standard time at thePrincipal Address as to each of said dates.

Item 3. Limit of Liability

Subject to Sections 9, 10, and 12 hereof:                                                     Deductible

                                                                                                Limit of Liability                    Amount

Insuring Agreement A - FIDELITY                                                                                          $5,000,000                                        $500,000

Insuring Agreement B - AUDIT EXPENSE                                                                               $50,000                                             $10,000

Insuring Agreement C - PREMISES                                                                                        $5,000,000                                         $500,000

Insuring Agreement D - TRANSIT                                                                                           $5,000,000                                         $500,000

Insuring Agreement E - FORGERY OR ALTERATION                                                              $5,000,000                                         $500,000

Insuring Agreement F - SECURITIES                                                                                       $5,000,000                                         $500,000

Insuring Agreement G - COUNTERFEIT CURRENCY                                                               $5,000,000                                         $500.000

Insuring Agreement H - STOP PAYMENT                                                                                $25,000                                             $5,000

Insuring Agreement I - UNCOLLECTIBLE ITEMS OF DEPOSIT                                                 $25,000                                            $5,000

OPTIONAL COVERAGES ADDED BY RIDER:

Insuring Agreement J - COMPUTER SYSTEMS                                                                         $5,000,000                                         $500,000

Insuring Agreement K - COMPUTER VIRUS                                                                             $5,000,000                                          $500,000

Insuring Agreement L - VOICE INITIATEDTRANSACTION                                                        $5,000,000                                         $500,000

Insuring Agreement M - TELEFACSIMILE COVERAGE                                                              $500,000                                            $50,000

Insuring Agreement N - UNAUTHORIZED SIGNATURE                                                              $25,000                                              $5,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement or

Coverage, such Insuring Agreement or Coverage and any other reference thereto in thisbond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered - Offices acquired or established subsequent to theeffective date of this bond are covered according to the terms of GeneralAgreement A. All the Insured's offices or premises in existence at the time thisbond becomes effective are covered under this bond except the offices or premises located as follows: N/A

Item 5. The liability of the Underwriter is subject to the terms of the following endorsements or riders attached hereto: Endorsements or Riders No. 1 through

ICB011 - Ed. 07-04, ICB012 - Ed. 07-04, ICB013 - Ed. 07-04, ICB015 - Ed. 07-04

ICB016 - Ed. 07-04, ICB027 - Ed. 07-04, ICB029 - Ed. 07-04, ICB030 - Ed. 07-04

ICB031 - Ed. 07-04, ICB036 - Ed. 07-04, ICB038 - Ed. 07-04, ICB039 - Ed. 07-04

ICB057 - Ed. 04-05, MEL3804 - Ed. 12-05, MEL3806 - Ed. 12-05,

MEL3809 - Ed. 12-05, MEL3810 - Ed. 12-05, MEL3811 - Ed. 12-05,

MEL3812 - Ed. 12-05, MEL3813 - Ed. 12-05, MEL3808 - Ed. 12-05,

MEL3805 - Ed. 12-05, MEL3274 - Ed. 07-04, MEL6622 - Ed. 02-09

ICB010 - Ed. 07-04

Item 6. The Insured by the acceptance of this bond gives notice to the

Underwriter terminating or canceling prior bonds or policy(ies) No.(s)

Such termination or cancellation to be effective as of the time this bond

Becomes effective.

IN WITNESS WHEREOF, the Company has caused this bond to be signed by its President and Secretary and countersigned by a duly authorized representative of the Company.

Countersigned:                                                     ST. PAUL FIRE AND MARINE INSURANCE COMPANY

Authorized Representative Countersigned At

Countersignature Date

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A) FIDELITY

Loss resulting from any dishonest or fraudulent

act(s), including Larceny or Embezzlement,

committed by an Employee, committed anywhere

and whether committed alone or in collusion

with others, including loss of Property resulting

from such acts of an Employee, which Property is

held by the Insured for any purpose or in any

capacity and whether so held gratuitously or not

and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this

Insuring Agreement shall mean only dishonest or

fraudulent act(s) committed by such Employee

with the manifest intent:

(a) to cause the Insured to sustain such loss; and

(b) to obtain financial benefit for the Employee,

or for any other Person or organization

intended by the Employee to receive such

benefit, other than salaries, commissions,

fees, bonuses, promotions, awards, profit

sharing, pensions or other employee benefits

earned in the normal course of employment.

(B) AUDIT EXPENSE

Expense incurred by the Insured for that part of

the costs of audits or examinations required by

any governmental regulatory authority to be

conducted either by such authority or by an

independent accountant by reason of the

discovery of loss sustained by the Insured

through any dishonest or fraudulent act(s),

including Larceny or Embezzlement, of any of

the Employees. The total liability of the

Underwriter for such expense by reason of such

acts of any Employee or in which such Employee

is concerned or implicated or with respect to any

one audit or examination is limited to the amount

stated opposite Audit Expense in Item 3 of the

Declarations; it being understood, however, that

such expense shall be deemed to be a loss

sustained by the Insured through any dishonest

or fraudulent act(s), including Larceny or

Embezzlement, of one or more of the Employees,

and the liability under this paragraph shall be in

addition to the Limit of Liability stated in

Insuring Agreement (A) in Item 3 of the

Declarations.

(C) ON PREMISES

Loss of Property (occurring with or without

negligence or violence) through robbery,

burglary, Larceny, theft, holdup, or other

fraudulent means, misplacement, mysterious

unexplainable disappearance, damage thereto or

destruction thereof, abstraction or removal from

the possession, custody or control of the Insured,

and loss of subscription, conversion, redemption

or deposit privileges through the misplacement or

loss of Property, while the Property is (or is

supposed or believed by the Insured to be)

lodged or deposited within any offices or

premises located anywhere, except in an office

listed in Item 4 of the Declarations or

amendment thereof or in the mail or with a

carrier for hire, other than an armored motor

vehicle company, for the purpose of

transportation.

Office and Equipment

(1) loss of or damage to furnishings, fixtures,

stationery, supplies or equipment, within any

of the Insured's offices covered under this

bond caused by Larceny or theft in, or by

burglary, robbery or hold-up of, such office,

or attempt thereat, or by vandalism or

malicious mischief; or

(2) loss through damage to any such office by

Larceny or theft in, or by burglary, robbery

or hold-up of, such office, or attempt thereat,

or to the interior of any such office by

vandalism or malicious mischief provided, in

any event, that the Insured is the owner of

such offices, furnishings, fixtures, stationery,

supplies or equipment or is legally liable for

such loss or damage always excepting,

however, all loss or damage through fire.

(D) IN TRANSIT

Loss of Property (occurring with or without

negligence or violence) through robbery, Larceny,

theft, hold-up, misplacement, mysterious

unexplainable disappearance, being lost or

otherwise made away with, damage thereto or

destruction thereof, and loss of subscription,

conversion, redemption or deposit privileges

through the misplacement or loss of Property,

while the Property is in transit anywhere in the

custody of any person or persons acting as

messenger, except while in the mail or with a

carrier for hire, other than an armored motor

vehicle company, for the purpose of

transportation, such transit to begin immediately

upon receipt of such Property by the transporting

person or persons, and to end immediately upon

delivery thereof at destination.

(E) FORGERY 0R ALTERATION

Loss through Forgery or alteration of or on:

(1) any bills of exchange, checks, drafts,

acceptances, certificates of deposit,

promissory notes, or other written promises,

orders or directions to pay sums certain in

money, due bills, money orders, warrants,

orders upon public treasuries, letters of

credit; or

(2) other written instructions, advices or

applications directed to the Insured,

authorizing or acknowledging the transfer,

payment, delivery or receipt of funds or

Property, which instructions, advices or

applications purport to have been signed or

endorsed by any:

customer of the Insured, or

(b) shareholder or subscriber to shares,

whether certificated or uncertificated, of

any Investment Company, or

(c) financial or banking institution or

stockbroker,

but which instructions, advices or

applications either bear the forged signature

or endorsement or have been altered without

the knowledge and consent of such customer,

shareholder or subscriber to shares, or

financial or banking institution or

stockbroker; or

(3) withdrawal orders or receipts for the

withdrawal of funds or Property, or receipts

or certificates of deposit for Property and

bearing the name of the Insured as issuer, or

of another Investment Company for which

the Insured acts as agent,

excluding, however, any loss covered under

Insuring Agreement (F) hereof whether or not

coverage for Insuring Agreement (F) is provided

for in the Declarations of this bond.

Any check or draft (a) made payable to a

fictitious payee and endorsed in the name of such

fictitious payee or (b) procured in a transaction

with the maker or drawer thereof or with one

acting as an agent of such maker or drawer or

anyone impersonating another and made or

drawn payable to the one so impersonated and

endorsed by anyone other than the one

impersonated, shall be deemed to be forged as to

such endorsement.

Mechanically reproduced facsimile signatures are

treated the same as handwritten signatures.

(F) SECURITIES

Loss sustained by the Insured, including loss

sustained by reason of a violation of the

constitution by-laws, rules or regulations of any

Self Regulatory Organization of which the

Insured is a member or which would have been

imposed upon the Insured by the constitution,

by-laws, rules or regulations of any Self

Regulatory Organization if the Insured had been

a member thereof,

(1) through the Insured's having, in good faith

and in the course of business, whether for its

own account or for the account of others, in

any representative, fiduciary, agency or any

other capacity, either gratuitously or

otherwise, purchased or otherwise acquired,

accepted or received, or sold or delivered, or

given any value, extended any credit or

assumed any liability, on the faith of, or

otherwise acted upon, any securities,

documents or other written instruments

which prove to have been:

(a) counterfeited, or

(b) forged as to the signature of any maker,

drawer, issuer, endorser, assignor, lessee,

transfer agent or registrar, acceptor,

surety or guarantor or as to the signature

of any person signing in any other

capacity, or

(c) raised or otherwise altered, or lost, or

stolen, or

(2) through the Insured's having, in good faith

and in the course of business, guaranteed in

writing or witnessed any signatures whether

for valuable consideration or not and whether

or not such guaranteeing or witnessing is

ultra vires the Insured, upon any transfers,

assignments, bills of sale, powers of attorney,

guarantees, endorsements or other

obligations upon or in connection with any

securities, documents or other written

instruments and which pass or purport to

pass title to such securities, documents or

other written instruments; excluding losses

caused by Forgery or alteration of, on or in

those instruments covered under Insuring

Agreement (E) hereof.

Securities, documents or other written

instruments shall be deemed to mean original

(including original counterparts) negotiable or

non-negotiable agreements which in and of

themselves represent an equitable interest,

ownership, or debt, including an assignment

thereof, which instruments are, in the ordinary

course of business, transferable by delivery of

such agreements with any necessary endorsement

or assignment.

The word "counterfeited" as used in this

Insuring Agreement shall be deemed to mean any

security, document or other written instrument

which is intended to deceive and to be taken for

an original.

Mechanically reproduced facsimile signatures are

treated the same as handwritten signatures.

(G) COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good

faith, of any counterfeited money orders or

altered paper currencies or coin of the United

States of America or Canada issued or purporting

to have been issued by the United States of

America or Canada or issued pursuant to a

United States of America or Canada statute for

use as currency.

(H) STOP PAYMENT

Loss against any and all sums which the Insured

shall become obligated to pay by reason of the

liability imposed upon the Insured by law for

damages:

For having either complied with or failed to

comply with any written notice of any

customer, shareholder or subscriber of the

Insured or any Authorized Representative of

such customer, shareholder or subscriber to

stop payment of any check or draft made or

drawn by such customer, shareholder or

subscriber or any Authorized Representative

of such customer, shareholder or subscriber,

or

For having refused to pay any check or draft

made or drawn by any customer, shareholder

or subscriber of the Insured or any

Authorized Representative of such customer,

shareholder or subscriber.

(I) UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or

fund shares, or withdrawals permitted from any

customer's, shareholder's, or subscriber's account

based upon Uncollectible Items of Deposit of a

customer, shareholder or subscriber credited by

the Insured or the Insured's agent to such

customer's, shareholder's or subscriber's Mutual

Fund Account; or loss resulting from an Item of

Deposit processed through an Automated

Clearing House which is reversed by the

customer, shareholder or subscriber and deemed

uncollectible by the Insured.

Loss includes dividends and interest accrued not

to exceed 15% of the Uncollectible Items which

are deposited.

This Insuring Agreement applies to all Mutual

Funds with "exchange privileges" if all Fund(s)

in the exchange program are insured by the

Underwriter for Uncollectible Items of Deposit.

Regardless of the number of transactions between

Fund(s), the minimum number of days of deposit

within the Fund(s) before withdrawal as declared

in the Fund(s) prospectus shall begin from the

date a deposit was first credited to any Insured

Fund(s).

GENERAL AGREEMENTS

A. ADDITIONAL OFFICES OR EMPLOYEES -

CONSOLIDATION OR MERGER - NOTICE

(1) If the Insured shall, while this bond is in

force, establish any additional office or

offices, such offices shall be automatically

covered hereunder from the dates of their

establishment, respectively. No notice to the

Underwriter of an increase during any

premium period in the number of offices or

in the number of Employees at any of the

offices covered hereunder need be given and

no additional premium need be paid for the

remainder of such premium period.

(2) If an Investment Company, named as

Insured herein, shall, while this bond is in

force, merge or consolidate with, or purchase

the assets of another institution, coverage for

such acquisition shall apply automatically

from the date of acquisition. The Insured

shall notify the Underwriter of such

acquisition within 60 days of said date, and

an additional premium shall be computed

only if such acquisition involves additional

offices or employees.

B. WARRANTY

No statement made by or on behalf of the

Insured, whether contained in the application or

otherwise, shall be deemed to be a warranty of

anything except that it is true to the best of the

knowledge and belief of the person making the

statement.

C. COURT COSTS AND ATTORNEYS' FEES

(Applicable to all Insuring Agreements or

Coverages now or hereafter forming part of this

bond)

The Underwriter will indemnify the Insured

against court costs and reasonable attorneys' fees

incurred and paid by the Insured in defense,

whether or not successful, whether or not fully

litigated on the merits and whether or not

settled, of any suit or legal proceeding brought

against the Insured to enforce the Insured's

liability or alleged liability on account of any loss,

claim or damage which, if established against the

Insured, would constitute a loss sustained by the

Insured covered under the terms of this bond

provided, however, that with respect to Insuring

Agreement (A) this indemnity shall apply only in

the event that:

(1) an Employee admits to being guilty of any

dishonest or fraudulent act(s), including

Larceny or Embezzlement; or

(2) an Employee is adjudicated to be guilty of

any dishonest or fraudulent act(s), including

Larceny or Embezzlement;

(3) in the absence of (1) or (2) above an

arbitration panel agrees, after a review of an

agreed statement of facts, that an Employee

would be found guilty of dishonesty if such

Employee were prosecuted.

The Insured shall promptly give notice to the

Underwriter of any such suit or legal proceedings

and at the request of the Underwriter shall

furnish it with copies of all pleadings and other

papers therein. At the Underwriter's election the

Insured shall permit the Underwriter to conduct

the defense of such suit or legal proceeding, in

the Insured's name, through attorneys of the

Underwriter's selection. In such event, the

Insured shall give all reasonable information and

assistance which the Underwriter shall deem

necessary to the proper defense of such suit or

legal proceeding.

If the amount of the Insured's liability or alleged

liability is greater than the amount recoverable

under this bond, or if a Deductible Amount is

applicable, or both, the liability of the

Underwriter under this General Agreement is

limited to the proportion of court costs and

attorneys' fees incurred and paid by the Insured

or by the Underwriter that the amount

recoverable under this bond bears to the total of

such amount plus the amount which is not so

recoverable. Such indemnity shall be in addition

to the Limit of Liability for the applicable

Insuring Agreement or Coverage.

D. FORMER EMPLOYEE

Acts of an Employee, as defined in this bond, are

covered under Insuring Agreement (A) only while

the Employee is in the Insured's employ. Should

loss involving a former Employee of the Insured

be discovered subsequent to the termination of

employment, coverage would still apply under

Insuring Agreement (A) if the direct proximate

cause of the loss occurred while the former

Employee performed duties within the scope of

his/her employment.

THE FOREGOING INSURING AGREEMENTS AND GENERAL

AGREEMENTS ARE SUBJECT TO THE FOLLOWING

CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this bond have the

respective meanings stated in this Section:

(a) "Employee" means:

(1) any of the Insured's officers, partners, or

employees, and

(2) any of the officers or employees of any

predecessor of the Insured whose principal

assets are acquired by the Insured by

consolidation or merger with, or purchase of

assets or capital stock of, such predecessor,

and

(3) attorneys retained by the Insured to perform

legal services for the Insured and the

employees of such attorneys while such

attorneys or employees of such attorneys are

performing such services for the Insured, and

(4) guest students pursuing their studies or

duties in any of the Insured's offices, and

(5) directors or trustees of the Insured, the

investment advisor, underwriter (distributor),

transfer agent, or shareholder accounting

record keeper, or administrator authorized by

written agreement to keep financial and/or

other required records, but only while

performing acts coming within the scope of

the usual duties of an officer or employee or

while acting as a member of any committee

duly elected or appointed to examine or

audit or have custody of or access to the

Property of the Insured, and

(6) any individual or individuals assigned to

perform the usual duties of an employee

within the premises of the Insured, by

contract, or by any agency furnishing

temporary personnel on a contingent or parttime

basis, and

(7) each natural person, partnership or

corporation authorized by written agreement

with the Insured to perform services as

electronic data processor of checks or other

accounting records of the Insured, but

excluding any such processor who acts as

transfer agent or in any other agency capacity

in issuing checks, drafts or securities for the

Insured, unless included under sub-section

(9) hereof, and

(8) those persons so designated in Section 15,

Central Handling of Securities, and

(9) any officer, partner, or Employee of:

(a) an investment advisor,

an underwriter (distributor),

(c) a transfer agent or shareholder

accounting record-keeper, or

(d) an administrator authorized by written

agreement to keep financial and/or other

required records,

for an Investment Company named as Insured

while performing acts coming within the scope of

the usual duties of an officer or Employee of any

investment Company named as Insured herein,

or while acting as a member of any committee

duly elected or appointed to examine or audit or

have custody of or access to the Property of any

such Investment Company, provided that only

Employees or partners of a transfer agent,

shareholder accounting record-keeper or

administrator which is an affiliated person, as

defined in the Investment Company Act of 1940,

of an Investment Company named as Insured or

is an affiliated person of the advisor, underwriter

or administrator of such Investment Company,

and which is not a bank, shall be included within

the definition of Employee.

Each employer of temporary personnel or

processors as set forth in sub-sections (6) and (7)

of Section 1(a) and their partners, officers and

employees shall collectively be deemed to be one

person for all the purposes of this bond,

excepting, however, the last paragraph of Section

13.

Brokers, or other agents under contract or

representatives of the same general character

shall not be considered Employees.

(b) "Property" means money (i.e. currency, coin,

bank notes, Federal Reserve notes), postage and

revenue stamps, U.S. Savings Stamps, bullion,

precious metals of all kinds and in any form and

articles made therefrom, jewelry, watches,

necklaces, bracelets, gems, precious and

semi-precious stones, bonds, securities, evidences

of debts, debentures, scrip, certificates, interim

receipts, warrants, rights, puts, calls, straddles,

spreads, transfers, coupons, drafts, bills of

exchange, acceptances, notes, checks, withdrawal

orders, money orders, warehouse receipts, bills of

lading, conditional sales contracts, abstracts of

title, insurance policies, deeds, mortgages under

real estate and/or chattels and upon interests

therein, and assignments of such policies,

mortgages and instruments, and other valuable

papers, including books of account and other

records used by the Insured in the conduct of its

business, and all other instruments similar to or

in the nature of the foregoing including

Electronic Representations of such instruments

enumerated above (but excluding all data

processing records) in which the Insured has an

interest or in which the Insured acquired or

should have acquired an interest by reason of a

predecessor's declared financial condition at the

time of the Insured's consolidation or merger

with, or purchase of the principal assets of, such

predecessor or which are held by the Insured for

any purpose or in any capacity and whether so

held gratuitously or not and whether or not the

Insured is liable therefore.

(c) "Forgery" means the signing of the name of

another with intent to deceive; it does not

include the signing of one's own name with or

without authority, in any capacity, for any

purpose.

(d) "Larceny and Embezzlement" as it applies to any

named Insured means those acts as set forth in

Section 37 of the Investment Company Act of

1940.

(e) "Items of Deposit" means any one or more

checks and drafts. Items of Deposit shall not be

deemed uncollectible until the Insured's

collection procedures have failed.

SECTION 2. EXCLUSIONS THIS BOND,

DOES NOT COVER:

(a) loss effected directly or indirectly by means

of forgery or alteration of, on or in any

instrument, except when covered by Insuring

Agreement (A), (E), (F) or (G).

(b) loss due to riot or civil commotion outside

the United States of America and Canada; or

loss due to military, naval or usurped power,

war or insurrection unless such loss occurs in

transit in the circumstances recited in

Insuring Agreement (D), and unless, when

such transit was initiated, there was no

knowledge of such riot, civil commotion,

military, naval or usurped power, war or

insurrection on the part of any person acting

for the Insured in initiating such transit.

(c) loss, in time of peace or war, directly or

indirectly caused by or resulting from the

effects of nuclear fission or fusion or

radioactivity; provided, however, that this

paragraph shall not apply to loss resulting

from industrial uses of nuclear energy.

(d) loss resulting from any wrongful act or acts

of any person who is a member of the Board

of Directors of the Insured or a member of

any equivalent body by whatsoever name

known unless such person is also an

Employee or an elected official, partial

owner or partner of the Insured in some

other capacity, nor, in any event, loss

resulting from the act or acts of any person

while acting in the capacity of a member of

such Board or equivalent body.

(e) loss resulting from the complete or partial

non-payment of, or default upon, any loan or

transaction in the nature of, or amounting to,

a loan made by or obtained from the Insured

or any of its partners, directors or

Employees, whether authorized or

unauthorized and whether procured in good

faith or through trick, artifice fraud or false

pretenses, unless such loss is covered under

Insuring Agreement (A), (E) or (F).

(f) loss resulting from any violation by the

Insured or by any Employee:

(1) of law regulating (a) the issuance,

purchase or sale of securities, (b)

securities transactions upon Security

Exchanges or over the counter market,

(c) Investment Companies, or (d)

Investment Advisors, or

(2) of any rule or regulation made pursuant

to any such law.

unless such loss, in the absence of such laws,

rules or regulations, would be covered under

Insuring Agreements (A) or (E).

(g) loss of Property or loss of privileges through

the misplacement or loss of Property as set

forth in Insuring Agreement (C) or (D) while

the Property is in the custody of any armored

motor vehicle company, unless such loss shall

be in excess of the amount recovered or

received by the Insured under (a) the

Insured's contract with said armored motor

vehicle company, (b) insurance carried by

said armored motor vehicle company for the

benefit of users of its service, and (c) all

other insurance and indemnity in force in

whatsoever form carried by or for the benefit

of users of said armored motor vehicle

company's service, and then this bond shall

cover only such excess.

(h) potential income, including but not limited

to interest and dividends, not realized by the

Insured because of a loss covered under this

bond, except as included under Insuring

Agreement (I).

(i) all damages of any type for which the

Insured is legally liable, except direct

compensatory damages arising from a loss

covered under this bond.

(j) loss through the surrender of Property away

from an office of the Insured as a result of a

threat:

(1) to do bodily harm to any person, except

loss of Property in transit in the custody

of any person acting as messenger

provided that when such transit was

initiated there was no knowledge by the

Insured of any such threat, or

(2) to do damage to the premises or

Property of the Insured, except when

covered under Insuring Agreement (A).

(k) all costs, fees and other expenses incurred by

the Insured in establishing the existence of or

amount of loss covered under this bond

unless such indemnity is provided for under

Insuring Agreement (B).

(l) loss resulting from payments made or

withdrawals from the account of a customer

of the Insured, shareholder or subscriber to

shares involving funds erroneously credited

to such account, unless such payments are

made to or withdrawn by such depositors or

representative of such person, who is within

the premises of the drawee bank of the

Insured or within the office of the Insured at

the time of such payment or withdrawal or

unless such payment is covered under

Insuring Agreement (A).

(m) any loss resulting from Uncollectible Items of

Deposit which are drawn from a financial

institution outside the fifty states of the

United States of America, District of

Columbia, and territories and possessions of

the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any

Employers of temporary personnel or of processors as

set forth in sub-sections (6) and (7) of Section 1(a) of

this bond, as aforesaid, and upon payment to the

Insured by the Underwriter on account of any loss

through dishonest or fraudulent act(s) including

Larceny or Embezzlement committed by any of the

partners, officers or employees of such Employers,

whether acting alone or in collusion with others, an

assignment of such of the Insured's rights and causes

of action as it may have against such Employers by

reason of such acts so committed shall, to the extent

of such payment, be given by the Insured to the

Underwriter, and the Insured shall execute all papers

necessary to secure to the Underwriter the rights

herein provided for.

SECTION 4. LOSS - NOTICE - PROOF -

LEGAL PROCEEDINGS

This bond is for the use and benefit only of the

Insured named in the Declarations and the

Underwriter shall not be liable hereunder for loss

sustained by anyone other than the Insured unless

the Insured, in its sole discretion and at its option,

shall include such loss in the Insured's proof of loss.

At the earliest practicable moment after discovery of

any loss hereunder the Insured shall give the

Underwriter written notice thereof and shall also

within six months after such discovery furnish to the

Underwriter affirmative proof of loss with full

particulars. If claim is made under this bond for loss

of securities or shares, the Underwriter shall not be

liable unless each of such securities or shares is

identified in such proof of loss by a certificate or

bond number or, where such securities or shares are

uncertificated, by such identification means as agreed

to by the Underwriter. The Underwriter shall have

thirty days after notice and proof of loss within which

to investigate the claim, but where the loss is clear

and undisputed, settlement shall be made within

forty-eight hours; and this shall apply notwithstanding

the loss is made up wholly or in part of securities of

which duplicates may be obtained. Legal

proceedings for recovery of any loss hereunder shall

not be brought prior to the expiration of sixty days

after such proof of loss is filed with the Underwriter

nor after the expiration of twenty-four months from

the discovery of such loss, except that any action or

proceedings to recover hereunder on account of any

judgment against the Insured in any suit mentioned

in General Agreement C or to recover attorneys' fees

paid in any such suit, shall be begun within twentyfour

months from the date upon which the judgment

in such suit shall become final. If any limitation

embodied in this bond is prohibited by any law

controlling the construction hereof, such limitation

shall be deemed to be amended so as to be equal to

the minimum period of limitation permitted by such

law.

Discovery occurs when the Insured:

(a) becomes aware of facts, or

(b) receives written notice of an actual or

potential claim by a third party which alleges

that the Insured is liable under

circumstances,

which would cause a reasonable person to assume

that a loss covered by the bond has been or will be

incurred even though the exact amount or details of

loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts

or other records used by the Insured in the conduct

of its business, for the loss of which a claim shall be

made hereunder, shall be determined by the average

market value of such Property on the business day

next preceding the discovery of such loss; provided,

however, that the value of any Property replaced by

the Insured prior to the payment of claim therefor

shall be the actual market value at the time of

replacement; and further provided that in case of a

loss or misplacement of interim certificates, warrants,

rights, or other securities, the production of which is

necessary to the exercise of subscription, conversion,

redemption or deposit privileges, the value thereof

shall be the market value of such privileges

immediately preceding the expiration thereof if said

loss or misplacement is not discovered until after

their expiration. If no market price is quoted for

such Property or for such privileges, the value shall

be fixed by agreement between the parties or by

arbitration.

In case of any loss or damage to Property consisting

of books of accounts or other records used by the

Insured in the conduct of its business, the

Underwriter shall be liable under this bond only if

such books or records are actually reproduced and

then for not more than the cost of blank books, blank

pages or other materials plus the cost of labor for the

actual transcription or copying of data which shall

have been furnished by the Insured in order to

reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND

FURNISHINGS

In case of damage to any office of the Insured, or loss

of or damage to the furnishings, fixtures, stationery,

supplies, equipment, safes or vaults therein, the

Underwriter shall not be liable for more than the

actual cash value thereof, or for more than the actual

cost of their replacement or repair. The Underwriter

may, at its election, pay such actual cash value or

make such replacement or repair. If the underwriter

and the Insured cannot agree upon such cash value

or such cost of replacement or repair, such shall be

determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the

total value of which is in excess of the limit stated in

Item 3 of the Declarations of this bond, the liability

of the Underwriter shall be limited to payment for, or

duplication of, securities having value equal to the

limit stated in Item 3 of the Declarations of this

bond.

If the Underwriter shall make payment to the

Insured for any loss of securities, the Insured shall

thereupon assign to the Underwriter all of the

Insured's rights, title and interest in and to said

securities.

With respect to securities the value of which do not

exceed the Deductible Amount (at the time of the

discovery of the loss) and for which the Underwriter

may at its sole discretion and option and at the

request of the Insured issue a Lost Instrument Bond

or Bonds to effect replacement thereof, the Insured

will pay the usual premium charged therefor and will

indemnify the Underwriter against all loss or expense

that the Underwriter may sustain because of the

issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds

the Deductible Amount (at the time of discovery of

the loss) and for which the Underwriter may issue or

arrange for the issuance of a Lost Instrument Bond or

Bonds to effect replacement thereof, the Insured

agrees that it will pay as premium therefor a

proportion of the usual premium charged therefor,

said proportion being equal to the percentage that

the Deductible Amount bears to the value of the

securities upon discovery of the loss, and that it will

indemnify the issuer of said Lost Instrument Bond or

Bonds against all loss and expense that is not

recoverable from the Underwriter under the terms

and conditions of this Investment Company Blanket

Bond subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

in case of recovery, whether made by the Insured or

by the Underwriter, on account of any loss in excess

of the Limit of Liability hereunder plus the

Deductible Amount applicable to such loss, from any

source other than suretyship, insurance, reinsurance,

security or indemnity taken by or for the benefit of

the Underwriter, the net amount of such recovery,

less the actual costs and expenses of making same,

shall be applied to reimburse the Insured in full for

the excess portion of such loss, and the remainder, if

any, shall be paid first in reimbursement of the

Underwriter and thereafter in reimbursement of the

Insured for that part of such loss within the

Deductible Amount. The Insured shall execute all

necessary papers to secure to the Underwriter the

rights provided for herein.

SECTION 9. NON-REDUCTION AND NONACCUMULATION

OF LIABILITY AND TOTAL

LIABILITY

At all times prior to termination hereof, this bond

shall continue in force for the limit stated in the

applicable sections of Item 3 of the Declarations of

this bond notwithstanding any previous loss for which

the Underwriter may have paid or be liable to pay

hereunder; PROVIDED, however, that regardless of

the number of years this bond shall continue in force

and the number or premiums which shall be payable

or paid, the liability of the Underwriter under this

bond with respect to all loss resulting from:

(a) any one act of burglary, robbery or holdup,

or attempt thereat, in which no Partner or

Employee is concerned or implicated shall be

deemed to be one loss, or

(b) any one unintentional or negligent act on the

part of any other person resulting in damage

to or destruction or misplacement of

Property, shall be deemed to be one loss, or

(c) all wrongful acts, other than those specified

in (a) above, of any one person shall be

deemed to be one loss, or

(d) all wrongful acts, other than those specified

in (a) above, of one or more persons (which

dishonest act(s) or act(s) of Larceny or

Embezzlement include, but are not limited

to, the failure of an Employee to report such

acts of others) whose dishonest act or acts

intentionally or unintentionally, knowingly or

unknowingly, directly or indirectly, aid or

aids in any way, or permits the continuation

of, the dishonest act or acts of any other

person or persons shall be deemed to be one

loss with the act or acts of the persons aided,

or

(e) any one casualty or event other than those

specified in (a), (b), (c) or (d) preceding, shall

be deemed to be one loss, and

shall be limited to the applicable Limit of Liability

stated in Item 3 of the Declarations of this bond

irrespective of the total amount of such loss or losses

and shall not be cumulative in amounts from year to

year or from period to period.

Sub-section (c) is not applicable to any situation to

which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED

clause of Section 9 of this bond which is recoverable

or recovered in whole or in part under any other

bonds or policies issued by the Underwriter to the

Insured or to any predecessor in interest of the

Insured and terminated or cancelled or allowed to

expire and in which the period of discovery has not

expired at the time any such loss thereunder is

discovered, the total liability of the Underwriter

under this bond and under other bonds or policies

shall not exceed, in the aggregate, the amount carried

hereunder on such loss or the amount available to the

Insured under such other bonds or policies, as

limited by the terms and conditions thereof, for any

such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any

loss covered hereunder, any valid and enforceable

insurance or suretyship, the Underwriter shall be

liable hereunder only for such amount of such loss

which is in excess of the amount of such other

insurance or suretyship, not exceeding, however, the

Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the

Insuring Agreements of this bond on account of loss

as specified, respectively, in sub-sections (a), (b), (c),

(d) and (e) of Section 9, NON-REDUCTION AND

NON- ACCUMULATION OF LIABILITY AND

TOTAL LIABILITY, unless the amount of such loss,

after deducting the net amount of all reimbursement

and/or recovery obtained or made by the Insured,

other than from any bond or policy of insurance

issued by an insurance company and covering such

loss, or by the Underwriter on account thereof prior

to payment by the Underwriter of such loss, shall

exceed the Deductible Amount set forth in Item 3 of

the Declarations hereof (herein called Deductible

Amount), and then for such excess only, but in no

event for more than the applicable Limit of Liability

stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible

Amount, premiums on Lost Instrument Bonds as set

forth in Section 7.

There shall be no deductible applicable to any loss

under Insuring Agreement A sustained by any

Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an

entirety by furnishing written notice specifying the

termination date, which cannot be prior to 60 days

after the receipt of such written notice by each

Investment Company named as Insured and the

Securities and Exchange Commission, Washington,

D.C. The Insured may terminate this bond as an

entirety by furnishing written notice to the

Underwriter. When the Insured cancels, the Insured

shall furnish written notice to the Securities and

Exchange Commission, Washington, D.C., prior to 60

days before the effective date of the termination. The

Underwriter shall notify all other Investment

Companies named as Insured of the receipt of such

termination notice and the termination cannot be

effective prior to 60 days after receipt of written

notice by all other Investment Companies.

Premiums are earned until the termination date as

set forth herein.

This Bond will terminate as to any one Insured

immediately upon taking over of such Insured by a

receiver or other liquidator or by State or Federal

officials, or immediately upon the filing of a petition

under any State or Federal statute relative to

bankruptcy or reorganization of the Insured, or

assignment for the benefit of creditors of the Insured,

or immediately upon such Insured ceasing to exist,

whether through merger into another entity, or by

disposition of all of its assets.

The Underwriter shall refund the unearned premium

computed at short rates in accordance with the

standard short rate cancellation tables if terminated

by the Insured or pro rata if terminated for any other

reason.

This Bond shall terminate:

(a) as to any Employee as soon as any partner,

officer or supervisory Employee of the

Insured, who is not in collusion with such

Employee, shall learn of any dishonest or

fraudulent act(s), including Larceny or

Embezzlement on the part of such Employee

without prejudice to the loss of any Property

then in transit in the custody of such

Employee (see Section 16(d)), or

(b) as to any Employee 60 days after receipt by

each Insured and by the Securities and

Exchange Commission of a written notice

from the Underwriter of its desire to

terminate this bond as to such Employee, or

(c) as to any person, who is a partner, officer or

employee of any Electronic Data Processor

covered under this bond, from and after the

time that the Insured or any partner or

officer thereof not in collusion with such

person shall have knowledge or information

that such person has committed any

dishonest or fraudulent act(s), including

Larceny or Embezzlement in the service of

the Insured or otherwise, whether such act

be committed before or after the time this

bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION

OR CANCELLATION

At any time prior to the termination or cancellation

of this bond as an entirety, whether by the Insured or

the Underwrite, the Insured may give the

Underwriter notice that it desires under this bond an

additional period of 12 months within which to

discover loss sustained by the Insured prior to the

effective date of such termination or cancellation and

shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the

Underwriter shall give its written consent thereto;

provided, however, that such additional period of

time shall terminate immediately:

(a) on the effective date of any other insurance

obtained by the Insured, its successor in

business or any other party, replacing in

whole or in part the insurance afforded by

this bond, whether or not such other

insurance provides coverage for loss

sustained prior to its effective date, or

(b) upon takeover of the Insured's business by

any State or Federal official or agency, or by

any receiver or liquidator, acting or

appointed for this purpose without the

necessity of the Underwriter giving notice of

such termination. In the event that such

additional period of time is terminated, as

provided above, the Underwriter shall refund

any unearned premium.

The right to purchase such additional period for the

discovery of loss may not be exercised by any State

or Federal official or agency, or by a receiver or

liquidator, acting or appointed to take over the

Insured's business for the operation or for the

liquidation thereof or for any purpose.

SECTION 15. CENTRAL HANDLING OF

SECURITIES

Securities included in the system for the central

handling of securities established and maintained by

Depository Trust Company, Midwest Depository

Trust Company, Pacific Securities Depository Trust

Company, and Philadelphia Depository Trust

Company, hereinafter called Corporations, to the

extent of the Insured's interest therein as effected by

the making of appropriate entries on the books and

records of such Corporations shall be deemed to be

Property.

The words "Employee" and 'Employees" shall be

deemed to include the officers, partners, clerks and

other employees of the New York Stock Exchange,

Boston Stock Exchange, Midwest Stock Exchange,

Pacific Stock Exchange and Philadelphia Stock

Exchange, hereinafter called Exchanges, and of the

above named Corporations, and of any nominee in

whose name is registered any security included

within the systems for the central handling of

securities established and maintained by such

Corporations, and any employee or any recognized

service company, while such officers, partners, clerks

and other employees and employees of service

companies perform services for such Corporations in

the operation of such systems. For the purpose of the

above definition a recognized service company shall

be any company providing clerks or other personnel

to the said Exchanges or Corporations on a contract

basis.

The Underwriter shall not be liable on account of any

loss(es) in connection with the central handling of

securities within the systems established and

maintained by such Corporations, unless such loss(es)

shall be in excess of the amount(s) recoverable or

recovered under any bond or policy of insurance

indemnifying such Corporations against such loss(es),

and then the Underwriter shall be liable hereunder

only for the Insured's share of such excess loss(es),

but in no event for more than the Limit of Liability

applicable hereunder.

For the purpose of determining the Insured's share of

excess loss(es) it shall be deemed that the Insured has

an interest in any certificate representing any security

included within such systems equivalent to the

interest the Insured then has in all certificates

representing the same security included within such

systems and that such Corporations shall use their

best judgment in apportioning the amount(s)

recoverable or recovered under any bond or policy of

insurance indemnifying such Corporations against

such loss(es) in connection with the central handling

of securities within such systems among all those

having an interest as recorded by appropriate entries

in the books and records of such Corporations in

Property involved in such loss(es) on the basis that

each such interest shall share in the amount(s) so

recoverable or recovered in the ratio that the value of

each such interest bears to the total value all such

interests and that the Insured's share of such excess

loss(es) shall be the amount of the Insured's interest

in such Property in excess of the amount(s) so

apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such

Corporations or Exchanges or any nominee in whose

name is registered any security included within the

systems for the central handling of securities

established and maintained by such Corporations,

and upon payment to the Insured by the Underwriter

on account of any loss(es) within the systems, an

assignment of such of the Insured's rights and causes

of action as it may have against such Corporations or

Exchanges shall to the extent of such payment, be

given by the Insured to the Underwriter, and the

Insured shall execute all papers necessary to secure

the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES

INCLUDED AS INSURED

If more than one corporation, co-partnership or

person or any combination of them be included as

the Insured herein:

(a) the total liability of the Underwriter

hereunder for loss or losses sustained by any

one or more or all of them shall not exceed

the limit for which the Underwriter would be

liable hereunder if all such loss were

sustained by any one of them;

(b) the one first named herein shall be deemed

authorized to make, adjust and receive and

enforce payment of all claims hereunder and

shall be deemed to be the agent of the others

for such purposes and for the giving or

receiving of any notice required or permitted

to be given by the terms hereof, provided

that the Underwriter shall furnish each

named Investment Company with a copy of

the bond and with any amendment thereto,

together with a copy of each formal filing of

the settlement of each such claim prior to the

execution of such settlement;

(c) the Underwriter shall not be responsible for

the proper application of any payment made

hereunder to said first named Insured;

(d) knowledge possessed or discovery made by

any partner, officer of supervisory Employee

of any Insured shall for the purposes of

Section 4 and Section 13 of this bond

constitute knowledge or discovery by all the

Insured; and

(e) if the first named Insured ceases for any

reason to be covered under this bond, then

the Insured next named shall thereafter be

considered as the first, named Insured for the

purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF

CONTROL

Upon the Insured obtaining knowledge of a transfer

of its outstanding voting securities which results in a

change in control (as set forth in Section 2(a) (9) of

the Investment Company Act of 1940) of the Insured,

the Insured shall within thirty (30) days of such

knowledge give written notice to the Underwriter

setting forth:

(a) the names of the transferors and transferees

(or the names of the beneficial owners if the

voting securities are requested in another

name), and

(b) the total number of voting securities owned

by the transferors and the transferees (or the

beneficial owners), both immediately before

and after the transfer, and

(c) the total number of outstanding voting

securities.

As used in this section, control means the power to

exercise a controlling influence over the management

or policies of the Insured.

Failing to give the required notice shall result in

termination of coverage of this bond, effective upon

the date of stock transfer for any loss in which any

transferee is concerned or implicated.

Such notice is not required to be given in the case of

an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

This bond or any instrument amending or effecting

same may not be changed or modified orally. No

changes in or modification thereof shall be effective

unless made by written endorsement issued to form a

part hereof over the signature of the Underwriter's

Authorized Representative. When a bond covers only

one Investment Company no change or modification

which would adversely affect the rights of the

Investment Company shall be effective prior to 60

days after written notification has been furnished to

the Securities and Exchange Commission,

Washington, D.C., by the Insured or by the

Underwriter. If more than one Investment Company

is named as the Insured herein, the Underwriter shall

give written notice to each Investment Company and

to the Securities and Exchange Commission,

Washington, D.C., not less than 60 days prior to the

effective date of any change or modification which

would adversely affect the rights of such Investment

Company.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces proceeded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

Attached to and Forming Part of Bond Or Policy No. 490PB2211	Date Endorsement or Rider Executed 03/04/2009	* Effective Date of Endorsement or Rider 01/15/2009 12:01 A.M. Standard Time as Specified in the Bond or Policy

*ISSUED TO FIRST INVESTORS CORPORATION

Computer Systems

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

INSURING AGREEMENT J COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1) entry of data into, or

(2) change of data elements or program within a Computer System listed in the SCHEDULE below,

provided the fraudulent entry or change causes

(a) Property to be transferred, paid or delivered,

(b) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(c) an unauthorized account or a fictitious account to be debited or credited, and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to

(i) cause the Insured to sustain a loss, and

(ii) obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit.

SCHEDULE

All systems utilized by the Insurer

2. As used in this Rider, Computer System means

computers with related peripheral components, including storage components, wherever located,

(b) systems and applications software,

(c) terminal devices, and

(d) related communication networks

by which data are electronically collected, transmitted, processed, stored and retrieved.

3. In addition to the exclusions in the attached bond, the following exclusions are applicable to this

Insuring

Agreement:

loss resulting directly or indirectly from the theft of confidential information, material or data; and

loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions,

unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop,

prepare, supply, service, write or implement programs for the Insured's Computer

System.

4. The following portions of the attached bond are not applicable to this Rider:

the portion preceding the Insuring Agreements which reads "at any time but discovered during the Bond Period";

Section 9 NONREDUCTION AND NON-ACCUMULATION OF LIABILITY of the

Conditions andLimitations; and

Section 10 LIMIT OF LIABILITY of the Conditions and Limitations.

5. The coverage afforded by this Rider applies only to loss discovered by the Insured during the period this Rider is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity, in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the

Underwriter to involve the same individual and in that event shall be treated as one loss.

7. The Limit of Liability for the coverage provided by this Rider shall be

Five Million

Dollars ($5,000,000 ), it being understood, however, that such liability shall be a part of and not

In addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or any amendment thereof.

8. The Underwriter shall be liable hereunder for the amount by which one loss exceeds the

Deductible Amount applicable to the attached bond, but not in excess of the Limit of Liability stated above.

9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or

Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this Rider may also be terminated or canceled without canceling the bond as an entirety

60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

(b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for the coverage under this

Rider. The refund shall be computed at short rates if this Rider be terminated or canceled or reduced by notice from, or at the instance of, the Insured.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces proceeded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

Attached to and Forming Part of Bond Or Policy No. 490PB2211	Date Endorsement or Rider Executed 03/04/2009	* Effective Date of Endorsement or Rider 01/15/2009 12:01 A.M. Standard Time as Specified in the Bond or Policy

*ISSUED TO FIRST INVESTORS CORPORATION

Unauthorized Signatures

It is agreed that:

The attached bond is amended by inserting an additional Insuring Agreement as follows:

INSURING AGREEMENT N UNAUTHORIZED SIGNATURE

(A) Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order,

draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

(B) It shall be a condition precedent to the Insured's right of recovery under this Rider that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

2. The total liability of the Underwriter under Insuring Agreement N is limited to the sum of

Twenty Five Thousand Dollars ($25,000 ), it

being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or amendment thereof.

3. With respect to coverage afforded under this Rider, the Deductible Amount shall be

Five Thousand Dollars ($25,000).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions,

agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces proceeded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

Attached to and Forming Part of Bond Or Policy No. 490PB2211	Date Endorsement or Rider Executed 03/04/2009	* Effective Date of Endorsement or Rider 01/15/2009 12:01 A.M. Standard Time as Specified in the Bond or Policy

*ISSUED TO FIRST INVESTORS CORPORATION

Telefacsimile Transactions

It is agreed that:

1. The attached Bond is amended by adding an additional Insuring Agreement as follows:

INSURING AGREEMENT M TELEFACSIMILE TRANSACTIONS

Loss caused by a Telefacsimile Transaction, where the request for such Telefacsimile Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all Designated Fax Procedures with respect to Telefacsimile Transactions. The isolated failure of such entity to maintain and follow a particular Designated Fax Procedure in a particular instance will not preclude coverage under this Insuring

Agreement, subject to the exclusions herein and in the Bond.

Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a. "Telefacsimile System" means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines.

b. "Telefacsimile Transaction" means any Fax Redemption, Fax Election, Fax Exchange, or Fax Purchase.

c. "Fax Redemption" means any redemption of shares issued by an Investment Company which is requested through a Telefacsimile System.

d. "Fax Election" means any election concerning dividend options available to Fund shareholders which is requested through a Telefacsimile System.

e. "Fax Exchange" means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested through a Telefacsimile System

f. "Fax Purchase" means any purchase of shares issued by an Investment Company which is requested through a Telefacsimile System.

g. "Designated Fax Procedures" means the following procedures:

(1) Retention: All Telefacsimile Transaction requests shall be retained for at least six (6) months.

Requests shall be capable of being retrieved and produced in legible form within a reasonable time after retrieval is requested.

(2) Identity Test: The identity of the sender in any request for a Telefacsimile Transaction shall be tested before executing that Telefacsimile Transaction, either by requiring the sender to include on the face of the request a unique identification number or to include key specific account information. Requests of

Dealers must be on company letterhead and be signed by an authorized representative. Transactions by occasional users are to be verified by telephone confirmation.

(3) Contents: A Telefacsimile Transaction shall not be executed unless the request for such Telefacsimile

Transaction is dated and purports to have been signed by (a) any shareholder or subscriber to shares issued by a Fund, or (b) any financial or banking institution or stockbroker.

(4) Written Confirmation: A written confirmation of each Telefacsimile Transaction shall be sent to the shareholder(s) to whose account such Telefacsimile Transaction relates, at the record address, by the end of the Insured's next regular processing cycle, but no later than five (5) business days following such Telefacsimile Transaction.

i. "Designated" means or refers to a written designation signed by a shareholder of record of a Fund, either in such shareholder's initial application for the purchase of Fund shares, with or without a Signature

Guarantee, or in another document with a Signature Guarantee.

j. "Signature Guarantee" means a written guarantee of a signature, which guarantee is made by an Eligible

Guarantor Institution as defined in Rule 17Ad-15(a)(2) under the Securities Exchange Act of 1934.

3. Exclusions. It is further understood and agreed that this Insuring Agreement shall not cover:

Any loss covered under Insuring Agreement A, "Fidelity," of this Bond; and

b. Any loss resulting from:

(1) Any Fax Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person Designated in the initial application or in writing at least one (1) day prior to such redemption to receive redemption proceeds, or (c) a bank account Designated in the initial application or in writing at least one (1) day prior to such redemption to receive redemption proceeds; or

(2) Any Fax Redemption of Fund shares which had been improperly credited to a shareholder's account,

where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3) Any Fax Redemption from any account, where the proceeds of such redemption were requested to be sent to any address other than the record address or another address for such account which was designated (a) over the telephone or by telefacsimile at least fifteen (15) days prior to such redemption,

or (b) in the initial application or in writing at least one (1) day prior to such redemption; or

(4) The intentional failure to adhere to one or more Designated Fax Procedures; or

(5) The failure to pay for shares attempted to be purchased.

4. The Single Loss Limit of Liability under Insuring Agreement M is limited to the sum of

Five Hundred Thousand Dollars ($500,000 ) it

being understood, however, that such liability shall be part of and not in addition to the Limit of

Liability stated in Item 3 of the Declarations of the attached Bond or amendments thereof.

5. With respect to coverage afforded under this Rider the applicable Single loss Deductible Amount is

Fifty Thousand Dollars ($50,000 ).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions,

agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By __________________________

Authorized Representative

INSURED

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces proceeded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

Attached to and Forming Part of Bond Or Policy No. 490PB2211	Date Endorsement or Rider Executed 03/04/2009	* Effective Date of Endorsement or Rider 01/15/2009 12:01 A.M. Standard Time as Specified in the Bond or Policy

*ISSUED TO FIRST INVESTORS CORPORATION

Amend Definition of Employee (Exclude EDP Coverage for Computer Software or Programs)

It is agreed that:

1. Sub-section 7 of Section 1(a) in the Definition of Employee, is deleted and replaced by the following:

(7) "each natural person, partnership or corporation authorized by written agreement with the

Insured to perform services as electronic data processor of checks or other accounting records of the Insured (does not include the creating, preparing, modifying or maintaining the Insured's computer software or programs), but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the

Insured, unless included under sub-section (9) hereof, and"

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions,agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces proceeded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

Attached to and Forming Part of Bond Or Policy No. 490PB2211	Date Endorsement or Rider Executed 03/04/2009	* Effective Date of Endorsement or Rider 01/15/2009 12:01 A.M. Standard Time as Specified in the Bond or Policy

*ISSUED TO FIRST INVESTORS CORPORATION

Definition of Investment Company

It is agreed that:

1. Section 1, Definitions, under General Agreements is amended to include the following paragraph:

(f) Investment Company means an investment company registered under the Investment

Company Act of 1940 and as listed under the names of Insureds on the Declarations.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces proceeded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

Attached to and Forming Part of Bond Or Policy No. 490PB2211	Date Endorsement or Rider Executed 03/04/2009	* Effective Date of Endorsement or Rider 01/15/2009 12:01 A.M. Standard Time as Specified in the Bond or Policy

*ISSUED TO FIRST INVESTORS CORPORATION

Joint Loss Payee

It is agreed that:

At the written request of the named Insured, any payment in satisfaction of loss covered by said Bond involving money or other Property in which the American Society of Composers, Authors and Publishers has an interest shall be paid by an instrument issued to that entity and the Named Insured as Joint Loss-Payees, subject to the following conditions and limitations:

a. The attached Bond is for the sole use and benefit of the Named Insured as expressed herein. The entity named above shall not be considered as an Insured under the Bond, nor shall it otherwise have any rights or benefits under said Bond.

b. Notwithstanding any payment made under the terms of this Rider or the execution of more than one of such similar rider, the amount paid for any one loss occurrence or otherwise in accordance with the terms of this Bond shall not exceed the limits of liability as set forth in Item 3 of the Declarations Page.

2. Should this Bond be canceled, reduced, non-renewed or restrictively modified by the Underwriter or at the request of the Insured, the Underwriter will give sixty (60) days written advance notice by certified mail, return receipt requested to the entity named above, but failure to do so shall not impair or delay the effectiveness of any such cancellation, reduction, non-renewal or restrictive modification, nor shall the Underwriter be held liable in any way.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces proceeded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

Attached to and Forming Part of Bond Or Policy No. 490PB2211	Date Endorsement or Rider Executed 03/04/2009	* Effective Date of Endorsement or Rider 01/15/2009 12:01 A.M. Standard Time as Specified in the Bond or Policy

*ISSUED TO FIRST INVESTORS CORPORATION

Discovery Limitation

It is agreed that:

This bond does not cover loss:

(a) resulting from any circumstance or occurrence for which the Insured has provided notice to the underwriter or issuer of any other insurance or suretyship in effect prior to the inception of this bond;

(b) resulting from any circumstance or occurrence known by the Insured prior to the inception of this bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions,

agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces proceeded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

Attached to and Forming Part of Bond Or Policy No. 490PB2211	Date Endorsement or Rider Executed 03/04/2009	* Effective Date of Endorsement or Rider 01/15/2009 12:01 A.M. Standard Time as Specified in the Bond or Policy

*ISSUED TO FIRST INVESTORS CORPORATION

ERISA Rider

It is agreed that:

"Employee" as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer of employee of any such Plan.

If the Bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor Implementing Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or, if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.

If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.

The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions,

agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces proceeded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

Attached to and Forming Part of Bond Or Policy No. 490PB2211	Date Endorsement or Rider Executed 03/04/2009	* Effective Date of Endorsement or Rider 01/15/2009 12:01 A.M. Standard Time as Specified in the Bond or Policy

*ISSUED TO FIRST INVESTORS CORPORATION

Worldwide Coverage - Counterfeit Currency

It is agreed that:

Insuring Agreement (G) Counterfeit Currency, is hereby amended by deleting the words:

"of the United States of America or Canada", and substituting "of any country in the world."

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions,

agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces proceeded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

Attached to and Forming Part of Bond Or Policy No. 490PB2211	Date Endorsement or Rider Executed 03/04/2009	* Effective Date of Endorsement or Rider 01/15/2009 12:01 A.M. Standard Time as Specified in the Bond or Policy

*ISSUED TO FIRST INVESTORS CORPORATION

Best Efforts Notice of Cancellation - NASD and/or other Associations

It is agreed that:

1. The Underwriter will mark its records to indicate that the National Association of Security Dealers , is to be notified promptly concerning the cancellation or substantial modification of the attached Bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said Association but failure to so notify said Association shall not impair or delay the effectiveness of any such cancellation or modification.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions,

agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces proceeded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

Attached to and Forming Part of Bond Or Policy No. 490PB2211	Date Endorsement or Rider Executed 03/04/2009	* Effective Date of Endorsement or Rider 01/15/2009 12:01 A.M. Standard Time as Specified in the Bond or Policy

*ISSUED TO FIRST INVESTORS CORPORATION

Non - Cumulative Rider

It is agreed that:

In the event of a loss covered under this Bond, and also covered under Financial Institution Bond, Standard Form No. 14 , Bond No. 490PB2192 , issued to First Investors Consolidated , the Single Loss Limit of Liability hereunder applicable to any one loss (as outlined) in Section 4. of the CONDITIONS AND LIMITATIONS, shall be reduced by any payment under Bond No. 490PB2192 and only the remainder, if any, shall be applicable to any such loss hereunder.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions,

agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces proceeded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

Attached to and Forming Part of Bond Or Policy No. 490PB2211	Date Endorsement or Rider Executed 03/04/2009	* Effective Date of Endorsement or Rider 01/15/2009 12:01 A.M. Standard Time as Specified in the Bond or Policy

*ISSUED TO FIRST INVESTORS CORPORATION

Third Party Check Exclusion

It is agreed that:

1. This Bond shall not cover any loss resulting from or in connection with the acceptance of a Third Party Check unless:

(1) such Third Party Check is used to open or increase an account which is registered in the name of one or more of the payees on such Third Party Check, and

(2) reasonable efforts are made by the Insured, or by the entity receiving Third Party Checks on behalf of the Insured, to verify all endorsements on all Third Party Checks made payable in amounts greater than $100,000 (provided, however, that the isolated failure to make such efforts in a particular instance will not preclude coverage, subject to the exclusion herein and in the Bond),

and then only to the extent such loss is otherwise covered under this Bond.

For purposes of this Rider, "Third Party Check" means a check made payable to one or more parties and offered as payment to one or more other parties.

It is further understood and agreed that notwithstanding anything to the contrary above or elsewhere in the Bond, this Bond does not cover any loss resulting from or in connection with the acceptance of a Third Party Check where:

(1) any payee on such Third Party Check reasonably appears to be a corporation or other entity; or

(2) such Third Party Check is made payable in an amount greater than $100,000 and does not include the purported endorsements of all payees on such Third Party Check.

It is further understood and agreed that this Rider shall not apply with respect to any coverage that may be available under Insuring Agreement A.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions,

agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces proceeded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

Attached to and Forming Part of Bond Or Policy No. 490PB2211	Date Endorsement or Rider Executed 03/04/2009	* Effective Date of Endorsement or Rider 01/15/2009 12:01 A.M. Standard Time as Specified in the Bond or Policy

*ISSUED TO FIRST INVESTORS CORPORATION

New York Statutory Rider

The first paragraph of Section 13. "TERMINATION" under Conditions and Limitations is amended by adding the following:

Cancellation of this bond by the Underwriter is subject to the following provisions:

If the bond has been in effect for 60 days or less, it may be canceled by the Underwriter for any reason. Such cancellation shall be effective 60 days after the Underwriter mails a notice of cancellation to the first-named

Insured at the mailing address shown in the bond. However, if the bond has been in effect for more than 60 days or is a renewal, then cancellation must be based on one of the followings grounds:

non-payment of premium, however, that a notice of cancellation on this ground shall inform the insured of the amount due;

conviction of crime arising out of acts increasing the hazard insured against;

discovery of fraud or material misrepresentation in the obtaining of the bond or in the presentation of claim thereunder;

after issuance of the bond or after the last renewal date, discovery of an act or omission, or a violation of any bond condition that substantially and materially increases the hazard Insured against, and which occurred subsequent to inception of the current bond period;

material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the bond, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the bond was issued or last renewed;

the cancellation is required pursuant to a determination by the superintendent that continuation of the present premium volume of the Insurer would jeopardize the Insurer's solvency or be hazardous to the interest of the Insureds, the Insurer's creditors or the public;

a determination by the superintendent that the continuation of the bond would violate, or would place the Insurer in violation of, any provision of the New York State Insurance laws.

where the Insurer has reason to believe, in good faith and with sufficient cause, that there is a possible risk or danger that the Insured property will be destroyed by the Insured for the purpose of collecting the insurance proceeds, provided, however, that:

(i) a notice of cancellation on this ground shall inform the Insured in plain language that the Insured must act within ten days if review by the Insurance Department of the State of New York of the ground for cancellation is desired, and

(ii) notice of cancellation on this ground shall be provided simultaneously by the Insurer to the Insurance Department of the State of New York.

(iii) upon written request of the Insured made to the Insurance Department of the State of New York within ten days from the Insured's receipt of notice of cancellation on this ground, the department shall undertake a review of the ground for cancellation to determine whether or not the Insurer has satisfied the criteria for cancellation specified in this subparagraph; if after such review the department finds not sufficient cause for cancellation on this ground, the notice of cancellation on this ground shall be deemed null and void.

Cancellation based on one of the above grounds shall be effective 60 days after the notice of cancellation is mailed or delivered to the Named Insured, at the address shown on the bond, and to its authorized agent or broker.

If the Underwriter elects not to replace a bond at the termination of the Bond Period, it shall notify the Insured not more than 120 days nor less than 60 days before termination. If such notice is given late, the bond shall continue in effect for 60 days after such notice is given. The Aggregate Limit of Liability shall not be increased or reinstated. The notice not to replace shall be mailed to the Insured and its broker or agent.

If the Underwriter elects to replace the bond, but with a change of limits, reduced coverage, increased deductible, additional exclusion, or upon increased premiums in excess of ten percent (exclusive of any premium increase as a result of experience rating), the Underwriter must mail written notice to the Insured and its agent or broker not more than 120 days nor less than 60 days before replacement. If such notice is given late, the replacement bond shall be in effect with the same terms, conditions and rates as the terminated bond for 60 days after such notice is given.

The Underwriter may elect to simply notify the Insured that the bond will either be not renewed or renewed with different terms, conditions or rates. In this event, the Underwriter will inform the Insured that a second notice will be sent at a later date specifying the Underwriter's exact intention. The Underwriter shall inform the Insured that, in the meantime, coverage shall continue on the same terms, conditions and rates as the expiring bond until the expiration date of the bond or 60 days after the second notice is mailed or delivered, whichever is later.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions,

agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces proceeded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

Attached to and Forming Part of Bond Or Policy No. 490PB2211	Date Endorsement or Rider Executed 03/04/2009	* Effective Date of Endorsement or Rider 01/15/2009 12:01 A.M. Standard Time as Specified in the Bond or Policy

*ISSUED TO FIRST INVESTORS CORPORATION

VOICE INITIATED TRANSACTIONS INSURING AGREEMENT

For use with ICB005 Ed. 7/04

MEL3804 Ed. 12/05

It is agreed that:

The attached Bond is amended by adding an additional Insuring Agreement as follows: INSURING AGREEMENT L - VOICE-INITIATED TRANSACTIONS INVESTMENT COMPANIES

Loss resulting from any Voice-Initiated Transaction, where the request for such Voice-Initiated Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all Designated Procedures with respect to Voice-Initiated Redemptions and the Designated Procedures described in paragraph 2. f. (1) and (3) of this Rider with respect to all other Voice-Initiated Transactions. The isolated failure of such entity to maintain and follow a particular Designated Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

This Insuring Agreement does not cover:

Any loss covered under Insuring Agreement (A) Fidelity; or

Any loss resulting from:

(1) Any Voice-Initiated Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person designated in the initial application or in writing at least one (1) day prior to such redemption to receive redemption proceeds, or (c) a bank account designated in the initial application or in writing at least one (1) day prior to such redemption to receive redemption proceeds; or

(2) Any Voice-Initiated Redemption of fund shares which had been improperly credited to a shareholder's account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3) Any Voice-initiated Redemption from any account, where the proceeds of such redemption were requested to be sent to any address other than the record address or another address for such account which was designated (a) over the telephone or by telefacsimile at least fifteen (15) days prior to such redemption, or (b) in the initial application or in writing at least one (1) day prior to such redemption;or

(4) The intentional failure to adhere to one or more Designated Procedures; or

(5) The failure to pay for shares attempted to be purchased; or

(6) Any Voice-Initiated Transaction received by an automated system which receives and converts such request to executable instructions.

SECTION 1. Definitions of the CONDITIONS AND LIMITATIONS is amended by adding the following:

(G ) "Voice-Initiated Transaction" means any Voice-Initiated Redemption, Voice-Initiated Election, Voice-Initiated Exchange, or Voice-Initiated Purchase.

(H ) "Voice-Initiated Redemption" means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.

(I ) "Voice-Initiated Election" means any election concerning dividend options available to Fund shareholders which is requested by voice over the telephone.

(J ) "Voice-Initiated Exchange" means any exchange of shares, requested by voice over the telephone, in:

(1) a registered account of one fund into shares in an identically registered account of another fund in the same complex pursuant to exchange privileges of the two funds, or

(2) a joint account, but only where a shareholder of the account from which the exchange is made is identically named as a shareholder on such joint account.

(K) "Voice-Initiated Purchase" means any purchase of shares issued by an Investment Company which is requested by voice over the telephone.

(L ) "Designated Procedures" means any one or more of the following procedures:

Recordings: All Voice-Initiated Transaction requests shall be recorded, and the recordings shall be retained for at least six (6) months.

(a) Each call must be entered on a computerized tracking system which shows type of call, date, time, representative and channel number.

(b) Information contained on the recordings shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

Identity Test: The identity of the caller in any request for a Voice-Initiated Redemption shall be tested before executing that Voice-Initiated Redemption, either by requiring the caller to state an identification number consisting of at least four characters, or by using the following test:

The caller will be required to provide the following information: name, address, and social security number of primary shareholder of record.

Written Confirmation: A written confirmation of each Voice-Initiated Transaction and of each change of the record address of a fund shareholder requested by voice over the telephone shall be mailed to the shareholder(s) to whose account such Voice-Initiated Transaction or change of address relates, at the original record address (and, in the case of such change of address, at the changed record address) by the end of the Insured's next regular processing cycle, but no later than five (5) business days following such Voice-Initiated Transaction or change of address.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces proceeded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

Attached to and Forming Part of Bond Or Policy No. 490PB2211	Date Endorsement or Rider Executed 03/04/2009	* Effective Date of Endorsement or Rider 01/15/2009 12:01 A.M. Standard Time as Specified in the Bond or Policy

*ISSUED TO FIRST INVESTORS CORPORATION

AMEND SECTION 2. EXCLUSIONS RIDER

For use with ICB005 Ed. 7/04

MEL3806 Ed. 12/05

It is agreed that:

Section 2. EXCLUSIONS, of the CONDITIONS AND LIMITATIONS, is amended by adding the following:

(n ) loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards:

(a) in obtaining credit; or

(b) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse money, accept deposits, cash checks, drafts or similar written instruments or make credit loans; or

(c) in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems;

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when such loss is covered under Insuring Agreement (A).

(o ) loss resulting from liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or an Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions,

agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces proceeded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

Attached to and Forming Part of Bond Or Policy No. 490PB2211	Date Endorsement or Rider Executed 03/04/2009	* Effective Date of Endorsement or Rider 01/15/2009 12:01 A.M. Standard Time as Specified in the Bond or Policy

*ISSUED TO FIRST INVESTORS CORPORATION

AMEND DEFINITION OF EMPLOYEE - REGISTERED REPRESENTATIVE AND

SECTION 12. DEDUCTIBLE

For use with ICB005 Ed. 7/04

MEL3809 Ed. 12/05

It is agreed that:

"Employee" as defined in paragraph (a) of SECTION 1. DEFINITIONS of the CONDITIONS AND

LIMITATIONS is amended by adding the following:

"Employee" also means any natural person who is a registered representative or registered principal associatedwith an Insured, except any:

(a) sole proprietor,

(b) sole stockholder,

(c) director or trustee of an Insured who is not performing acts coming within the scope of the usual duties of an officer or employee,

(d) partner, or

(e) individual assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis.

Sub-paragraph (6) of paragraph (a) "Employee" of SECTION 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS is replaced with the following:

(6) any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, but excluding any such registered representatives or registered principals associated with an Insured;

The last paragraph of SECTION 12. DEDUCTIBLE of the CONDITIONS AND LIMITATIONS is replaced with the following:

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any InvestmentCompany named as Insured herein, unless such loss is caused by an employee as defined in paragraph 1 of this Rider, in which case such loss shall be subject to the applicable Deductible Amount as specified below.

A Deductible Amount of $500,000 shall apply to loss caused by any dishonest or fraudulent act or theft committed by an Employee as defined in Section 1 of this Rider, if such Employee is primarily engaged in the sales activities of any Insured. An Employee is so primarily engaged if he or she spends 33 1/3% or more of his or her time selling or supervising (other than in the capacity of a compliance officer or senior corporate officer) sales on behalf of any Insured.

In the event of a collusive loss involving an Employee as defined in Section 1 of this Rider and any Employee or Employees other than those defined in Section 1. above, the highest Deductible Amount applicable to any Employee involved in the loss shall be used.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces proceeded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

Attached to and Forming Part of Bond Or Policy No. 490PB2211	Date Endorsement or Rider Executed 03/04/2009	* Effective Date of Endorsement or Rider 01/15/2009 12:01 A.M. Standard Time as Specified in the Bond or Policy

*ISSUED TO FIRST INVESTORS CORPORATION

COMPUTER VIRUS INSURING AGREEMENT

(For use with ICB005 Ed. 7/04 and SAA Form 14)

MEL3810 Ed. 12/05

It is agreed that:

The attached bond is amended by adding an additional Insuring Agreement ( K ) as follows: INSURING AGREEMENT ( K ) - COMPUTER VIRUS

A. Loss resulting from the Insured having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value as the direct result of malicious destruction of or damage to the Insured's Electronic Data or Computer Programs, where such malicious destruction or damage is done with manifest intent to cause the Insured to sustain a loss, and such loss is due to a Computer Virus stored within the Insured's Computer System, or

B. Loss resulting from the malicious destruction of or damage to the Insured's Electronic Data or Computer Programs, where such malicious destruction or damage is done with manifest intent to cause the Insured to sustain a loss, and such loss is the direct result of a Computer Virus stored within the Insured's Computer System.

C. The liability of the Company under paragraph B above shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured. In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capacity.

Definitions:

D. "Computer Program" means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it and which enable the computer or devices to receive, process, store or send Electronic Data.

E. "Computer System" includes a computer and all input, output, processing, storage and communication facilities which are connected to such computer. Off line media libraries are deemed to be part of a "Computer System."

F. "Computer Virus" means a computer program or similar instruction which was written or altered by a person other than an identifiable employee and incorporates a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which such program or instruction is used.

G. "Electronic Data" means facts or information converted to a form usable in a Computer System by Computer Programs which is stored on magnetic tape or disks, or optical storage disks or other bulk media.

H. "Insured's Computer System" means those Computer Systems operated by the Insured, which are either owned or leased by the Insured.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces proceeded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

Attached to and Forming Part of Bond Or Policy No. 490PB2211	Date Endorsement or Rider Executed 03/04/2009	* Effective Date of Endorsement or Rider 01/15/2009 12:01 A.M. Standard Time as Specified in the Bond or Policy

*ISSUED TO FIRST INVESTORS CORPORATION

AMEND INSURING AGREEMENT (A) FIDELITY

For use with ICB005 Ed. 7/04

MEL3811 Ed. 12/05

It is agreed that:

Insuring Agreement (A) FIDELITY is replaced with the following:

(A) FIDELITY

Loss (including loss of Property) resulting from any Dishonest or Fraudulent Act or Theft committed by an Employee, committed anywhere and whether committed alone or in collusion with other persons (whether or not Employees); provided, however, that this Insuring Agreement shall not apply to loss resulting from any Dishonest or Fraudulent Act or Theft committed by any Employee in the Insured's general securities business division.

"Dishonest or Fraudulent Act" as used in this Insuring Agreement means any dishonest or fraudulent act, including "larceny and embezzlement" as defined in Section 37 of the Investment Company Act of 1940, committed with the manifest intent (1) to cause the Insured to sustain a loss or (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). "Dishonest or Fraudulent Act" does not include any reckless, negligent or grossly negligent act.

"Theft" as used in this Insuring Agreement means robbery, burglary or hold-up, occurring with or without violence or the threat of violence.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces proceeded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

Attached to and Forming Part of Bond Or Policy No. 490PB2211	Date Endorsement or Rider Executed 03/04/2009	* Effective Date of Endorsement or Rider 01/15/2009 12:01 A.M. Standard Time as Specified in the Bond or Policy

*ISSUED TO FIRST INVESTORS CORPORATION

SEC NOTIFICATION RIDER

For use with ICB005 Ed. 7/04

MEL3812 Ed. 12/05

It is agreed that:

This bond may only be modified by written riders, forming a part hereof over the signature of the Underwriter's authorized representative. Any rider which modifies the coverage provided by INSURING AGREEMENT (A) FIDELITY in a manner which adversely affects the rights of an Investment Company named as Insured shall not become effective until at least 60 days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C. and to each Investment Company named as Insured affected thereby.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions,

agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ENDORSEMENT OR RIDER

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces proceeded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

Attached to and Forming Part of Bond Or Policy No. 490PB2211	Date Endorsement or Rider Executed 03/31/2009	* Effective Date of Endorsement or Rider 01/15/2009 12:01 A.M. Standard Time as Specified in the Bond or Policy

*ISSUED TO FIRST INVESTORS CORPORATION

Named Insured Endorsement

It is agreed that:

1. From and after the time this rider becomes effective the Insured under the attached bond are:

First Investors Corporation (lead insured)

First Investors Management Company, Inc.

Administrative Data Management Corp.

Profit Sharing Plan of First Investors Corporation

401(K) Plan of First Investors Corporation

*First Investors Equity Funds

First Investors Total Return Fund

First Investors Value Fund

First Investors Blue Chip Fund

First Investors Growth and Income Fund

First Investors Select Growth Fund

First Investors Global Fund

First Investors Opportunity Fund

First Investors Special Situations Fund

First Investors International Fund

*First Investors Income Funds

First Investors Cash Management Fund

First Investors Government Fund

First Investors Investment Grade Fund

First Investors Fund For Income

*First Investors Tax-Exempt Funds

First Investors Insured Tax Exempt Fund

First Investors Insured Tax Exempt Fund II

First Investors California Insured Tax Exempt Fund

First Investors Connecticut Insured Tax Exempt Fund

First Investors Massachusetts Insured Tax Exempt Fund

First Investors Michigan Insured Tax Exempt Fund

First Investors Minnesota Insured Tax Exempt Fund

First Investors New Jersey Insured Tax Exempt Fund

First Investors New York Insured Tax Exempt Fund

First Investors North Carolina Insured Tax Exempt Fund

First Investors Ohio Insured Tax Exempt Fund

First Investors Oregon Insured Tax Exempt Fund

First Investors Pennsylvania Insured Tax Exempt Fund

First Investors Virginia Insured Tax Exempt Fund

First Investors Life Series Funds

First Investors Blue Chip Fund

First Investors Cash Management Fund

First Investors Discovery Fund

First Investors Government Fund

First Investors Growth and Income Fund

First Investors High Yield Fund

First Investors International Fund

First Investors Investment Grade Fund

First Investors Select Growth Fund

First Investors Target Maturity 2010 Fund

First Investors Target Maturity 2015 Fund

First Investors Value Fund

First Investors Life Variable Annuity Fund A - (Separate Account A)

First Investors Life Level Premium Variable Life Insurance - (Separate Account B)

First Investors Life Variable Annuity Fund C - (Separate Account C)

First Investors Life Variable Annuity Fund D - (Separate Account D)

First Investors Life Modified Single Premium Variable Life Insurance - (Separate Account E)

*Funds offer both Class A and Class B Shares.

Unregistered Investment Company

First Investors Cash Reserve Fund

2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3. Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE POLICY
490PB2211	03/04/2009	01/15/2009
* ISSUED TO
FIRST INVESTORS CORPORATION

AMEND DEFINITION OF EMPLOYEE TO INCLUDE REGISTERED REPRESENTATIVES

MEL6622 Ed. 02/09

For use with ICB005 - Ed. 7/04

It is agreed that:

"Employee" as defined in paragraph (a) of SECTION 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS is amended by adding the following:

"Employee" also means any natural person who is a registered representative or registered principal associated with an Insured, except any:

(a) sole proprietor,

(b) sole stockholder,

(c) director or trustee of an Insured who is not performing acts coming within the scope of the usual duties of an officer or employee,

(d) partner, or

(e) individual assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis.

Sub-paragraph (6) of paragraph (a) "Employee" of SECTION 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS is replaced with the following:

(6) any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, but excluding any such registered representatives or registered principals associated with an Insured; and

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

ENDORSEMENT OR RIDER

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces proceeded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

Attached to and Forming Part of Bond Or Policy No. 490PB2211	Date Endorsement or Rider Executed 03/04/2009	* Effective Date of Endorsement or Rider 01/15/2009 12:01 A.M. Standard Time as Specified in the Bond or Policy

*ISSUED TO FIRST INVESTORS CORPORATION

Amend Section 13. - Termination as to any Employee

MEL3274 - For use with ICB005 - Ed. 7/04

It is agreed that:

Sub-sections (a), (b) & (c) of Section 13. TERMINATION under CONDITIONS AND LIMITATIONS, are deleted in their entirety, and the following is substituted in lieu thereof:

Upon the detection by any Insured that such Employee has committed any dishonest or fraudulent act(s) or theft, the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent act(s) or theft. The Insured, within forty-eight (48)

hours of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory Employee of any Insured, who is not in collusion with such (detected) Employee, becomes aware that the (detected) Employee has committed any dishonest or fraudulent act(s) or theft.

This Bond shall terminate as to any Employee by written notice to each Insured and to the Securities and Exchange Commission from the Underwriter of not less than sixty (60) days prior to the effective date of termination specified in such notice.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

ENDORSEMENT OR RIDER

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE POLICY
490PB2211	03/04/2009	01/15/2009
* ISSUED TO
FIRST INVESTORS CORPORATION

CONVERT TO AGGREGATE LIMIT OF LIABILITY RIDER

For use with ICB005 - Ed. 7/04

MEL3805 - Ed. 12/05

It is agreed that:

Item 3 of the Declarations Page is replaced with the following:

Item 3.A. Subject to Sections 9, 10, and 12 hereof, the Aggregate Limit of Liability is $10,000,000

Item 3.B. Subject to Sections 9, 10, and 12 hereof, the Single Loss Limits of Liability and Single Loss Deductibles are:

Single Loss Limit Single Loss

of Liability Deductible

Insuring Agreement (A) - Fidelity $5,000,000 $500,000

Insuring Agreement (B) - Audit Expense $50,000 $10,000

Insuring Agreement (C) - On Premises $5,000,000 $500,000

Misplacement, Mysterious Unexplainable

Disappearance Coverage in Insuring Agreement C

Insuring Agreement (D) - Transit $5,000,000 $500,000

Insuring Agreement (E) - Forgery or Alteration $5,000,000 $500,000

Insuring Agreement (F) - Securities $5,000,000 $500,000

Insuring Agreement (G) - Counterfeit Currency $5,000,000 $500,000

Insuring Agreement (H) - Stop Payment $25,000 $5,000

Insuring Agreement (I) - Uncollectible Items of Deposit $25,000 $5,000

Insuring Agreement (J )- Computer Systems $5,000,000 $500,000

Insuring Agreement (K)- Computer Virus $5,000,000 $500,000

Insuring Agreement (L) Voice Initiated Transaction $5,000,000 $500,000

Insuring Agreement (M) Telefacsimile System $500,000 $50,000

Insuring Agreement (N) Unauthorized Signature $25,000 $5,000

SECTION 3. ASSIGNMENT OF RIGHTS and SECTION 8. SALVAGE of the CONDITIONS AND LIMITATIONS are replaced with the following:

SECTION 3. ASSIGNMENT-SUBROGATION-RECOVERY-COOPERATION

(a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and causes of action as it may have against any person or entity to the extent of such payment.

(b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery against any person or entity to the extent of such payment.

(c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single Loss or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of Securities as set forth in Section 5 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used in this paragraph.

(d) Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall:

submit to examination by the Underwriter and subscribe to the same under oath; and

produce for the Underwriter's examination all pertinent records; and

cooperate with the Underwriter in all matters pertaining to the loss.

(e) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

Section 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABLITY AND TOTAL LIABILITY of the CONDITIONS AND LIMITATIONS is replaced by the following:

Section 9. SINGLE LOSS LIMIT OF LIABILITY

Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 3. B. of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

SINGLE LOSS DEFINED

Single Loss means all loss, including court cost and attorney's fees incurred by the Underwriter under General

Agreement C resulting from:

(a) Any one act or series of related acts of burglary, robbery, or attempt thereat, in which no Employee is implicated, or

(b) Any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

(c) All acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d) Any one casualty or event not specified in (a), (b) or (c) preceding.

4. Section 10. LIMIT OF LIABLITY of the CONDITIONS AND LIMITATIONS is replaced with the following:

Section 10. AGGREGATE LIMIT OF LIABILITY

The Underwriter's total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3.A. of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payment:

(a) The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b) The Underwriter shall have no obligations under General Agreement C to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 3. In the event that a loss of Property is settled by the Underwriter through the use of a Lost Instrument Bond as set forth in Section 7, such loss shall not reduce the Aggregate Limit of Liability.

5. Section 12. DEDUCTIBLE of the CONDITIONS AND LIMITATIONS is replaced with the following:

Section 12. DEDUCTIBLE AMOUNT

The Underwriter shall be liable hereunder only for the amount by which any Single Loss, as defined in Section 9., exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability provided, however, that there shall be no Deductible Amount applicable to any loss under Insuring Agreement A sustained by any Investment Company named as an Insured hereunder.

The Insured shall, in the time and in the manner prescribed in the bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefore, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

ENDORSEMENT OR RIDER

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE POLICY
490PB2211	03/04/2009	01/15/2009
* ISSUED TO
FIRST INVESTORS CORPORATION

Cancellation / Termination Notification Endorsement

For use with ICB005 - Ed. 7/04

MEL3808 - Ed. 12/05

It is agreed that:

The Underwriter will mark its records to indicate that the State Department of Banking and Insurance, Divison of Banking located at Bureau of Consumer Finance, P.O. CN040 Trenton, N.J. 08625 (herein called Exchange) is to be notified promptly concerning the termination or cancellation of the attached bond as an entirety or as to any Employee covered hereunder whether such termination or cancellation is by the Insured or the Underwriter and will use its best efforts to so notify said Exchange but failure to so notify said Exchange shall not impair or delay the effectiveness of any such termination or cancellation.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

ENDORSEMENT OR RIDER

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE POLICY
490PB2211	03/04/2009	01/15/2009
* ISSUED TO
FIRST INVESTORS CORPORATION

CO-SURETY RIDER

For use with ICB005 - Ed. 7/04

MEL3813 - Ed. 12/05

It is agreed that:

The term "Underwriter" as used in the attached bond shall be construed to mean, unless otherwise specified in this Rider, all the companies executing the attached bond.

Each of said companies shall be liable only for such proportion of any Single Loss under the attached bond as the amount underwritten by such company as specified in the Schedule forming a part hereof, bears to the Aggregate Limit of Liability of the attached bond, but in no event shall any of said companies be liable for an amount greater than that underwritten by it.

In the absence of a request from any of said companies to pay premiums directly to it, premiums for the attached bond may be paid to the Controlling Company for the account of all of said companies.

In the absence of a request from any of said companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with the Controlling Company shall be deemed to be in compliance with the conditions of the attached bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

The Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the attached bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all said companies as an entirety or as to such Employee, as the case may be.

Any company other than the Controlling Company may give notice in accordance with the terms of the attached Bond, terminating or canceling the entire liability of such company under the attached Bond or as to any Employee.

In the absence of a request from any of said companies that notice of termination or cancellation by the Insured of the attached Bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached Bond to the Controlling Company shall terminate or cancel the liability of all of said companies as an entirety. The Insured may terminate or cancel the entire liability of any company, other than the Controlling Company under the attached Bond by giving notice of such termination or cancellation to such company, and shall send copy of such notice to the Controlling Company.

In the event of the termination or cancellation of the attached Bond as an entirety, no company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such company bears to the Aggregate Limit of Liability of the attached Bond.

In the event of the termination or cancellation of the attached bond as to any company, such company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancellation. The termination or cancellation of the attached Bond as to any company other than the Controlling Company shall not terminate, cancel or otherwise affect the liability of the other companies under the attached bond.

Underwritten for the sum of $2,500,000 Single Loss Limit of Liability/

$5,000,000 Aggregate Limit of Liability

except as follows:

Insuring Agreement B - $25,000 Single Loss Limit, $50,000 Aggregate Limit

Insuring Agreement H - $12,500 Single Loss Limit, $25,000 Aggregate Limit

Insuring Agreement I - $12,500 Single Loss Limit, $25,000 Aggregate Limit

Insuring Agreement M - $250,000 Single Loss Limit, $500,000 Aggregate Limit

Insuring Agreement N - $12,500 Single Loss Limit, 25,000 Aggregate Limit

Controlling Company: St Paul Fire & Marine Insurance Company

--------------------------------------------------------------------------------

Authorized Representative

Underwritten for the sum of $2,500,000 Single Loss Limit of Liability/

$5,000,000 Aggregate Limit of Liability

except as follows:

Insuring Agreement B - $25,000 Single Loss Limit, $50,000 Aggregate Limit

Insuring Agreement H - $12,500 Single Loss Limit, $25,000 Aggregate Limit

Insuring Agreement I - $12,500 Single Loss Limit, $25,000 Aggregate Limit

Insuring Agreement M - $250,000 Single Loss Limit, $500,000 Aggregate Limit

Insuring Agreement N - $12,500 Single Loss Limit, 25,000 Aggregate Limit

BY: Continental Casualty Company

--------------------------------------------------------------------------------

Authorized Representative

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

ENDORSEMENT OR RIDER

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE POLICY
490PB2211	03/31/2009	01/15/2009
* ISSUED TO
FIRST INVESTORS CORPORATION

Amend Declarations

It is agreed that: The following checked items are amended on the Declarations Page

X Item 1. Name of Insured / Principal Address:

From: 100 Wall Street

New York. NY 10005

To: 110 Wall Street

New York. NY 10005

_ Item 2. Bond Period

From: 12:01 a.m. on to 12:01 a.m. on the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

_ Item 3. Limit of Liability is hereby amended to read as follows:

Limit of Liability Deductible Amount

Insuring Agreement A - Fidelity $ $

Insuring Agreement B - Audit Expense $ $

Insuring Agreement C - Premises $ $

Insuring Agreement D - Transit $ $

Insuring Agreement E - Forgery or Alteration $ $

Insuring Agreement F - Securities $ $

Insuring Agreement G - Counterfeit Currency $ $

Insuring Agreement H - Stop Payment $ $

Insuring Agreement I - Uncollectible Items of Deposit $ $

Optional Coverages Added by Rider:

$ $

$ $

$ $

$ $

$ $

_ Item 4. Offices or Premises Covered:

The following offices or premises are added:

This endorsement applies to loss sustained at any time but discovered on or after the date this endorsement becomes effective.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions,

agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By ______________________

Authorized Representative

INSURED

ICB028 Ed. 7-04

 2004 The Travelers Companies, Inc.